ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

February 13, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Dana Hartz

Re:	Argo Group International Holdings, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 5, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 10, 2008

Form 8-K dated May 14, 2008

Filed July 30, 2008

File Number: 001-15259

Ladies and Gentlemen:

On behalf of Argo Group International Holdings, Ltd. (the “Company”) and in response to the letter (the “Comment Letter”) dated January 8, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission to Jay S. Bullock, the Company’s Executive Vice President and Chief Financial Officer, we have included below the Company’s responses to the Staff’s comments included in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Results, page 51

1.	Staff Comment: Please refer to your response to prior comment one. Your proposed disclosure in response to part (a) does not appear to disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated and did not quantify the changes in estimate for each line of business. Please revise your disclosure to include this information:

Response (part 1): Below is a table reflective of data for the nine months ended September 30, 2008. The Company would propose to include a similar table

(along with explanatory text similar to the text following the table) in its 2008 10-K filing. The following table and verbiage is included for clarification in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations following the overall disclosure of loss reserve development on page 32 of the Report on Form 10-Q for the quarterly period ended September 30, 2008.

The following table summarizes the above reserve development as respects prior year loss reserves by line of business for the nine months ended September 30, 2008.

(in millions)	Net Reserves @ 12/31/07	Net Development	% of Net Reserves @ 12/31/07
General liability	$837.9	$(3.0)	-0.4%
Workers compensation	494.6	6.3	1.3%
Commercial multi-peril	164.4	(6.1)	-3.7%
Commercial auto liability	110.2	9.0	8.2%
Special property	30.8	(16.4)	-53.4%
Auto physical damage	18.1	(8.6)	-47.4%
Medical malpractice	2.1	0.2	10.7%
PXRE Legacy	198.6	(8.1)	-4.1%
All other lines	6.6	—	—

Total all lines	$1,863.3	$(26.6)	-1.4%

The favorable development in 2008 represents 1.4% of total net reserves for loss and loss adjustment expenses as of December 31, 2007. The following is a summary of the significant reserve developments by line of business in 2008:

•

The Special Property line had the largest percentage change with a decrease of $16.4 million or 53.4% as compared with carried reserves for the Special Property line of business as of December 31, 2007. Special Property is a short-tailed line of business. As such most claims are reported and subsequently settled within a relatively short period of time from the date of loss. Therefore, the Company was able to attach a high level of credibility to the actual loss emergence patterns and consequently revise its estimate as to ultimate losses for prior accident years.

•	The revised estimate for the PXRE Legacy net loss reserves is similar to Special Property, in that the tail is short and ultimate loss estimates are revised based on loss emergence.

•

The reserve movement depicted above in Commercial Auto Liability and Auto Physical Damage represents movement between those specific lines of business for a product the Company provides effectively as one form of coverage. This movement resulted from higher than expected losses for the Commercial Auto Liability line of business and the reverse for the Auto Physical Damage line of business.

Staff Comment: Please refer to your response to prior comment one. Please disclose in response to part (a) why the “internal and external actuaries assumed that the new business may not perform as well as renewal and that prior year loss development patterns may not be representative of future loss emergence”, and disclose the nature of the data relied on to reach this conclusion. Disclose what you mean by “more conservative” in your assertion “actuarial methods that produced more conservative loss estimates.”

Response (part 2): The Company’s use of the term “more conservative” has been revised clarifying the impact new business has on the initial ultimate loss estimate. The recorded reserves at each reporting date represent management’s best estimate. Following is the Company’s revised response to part (a) with changes to the Company’s prior responses indicated for the Staff’s convenience in bold and underlined.

For general liability business, the Company increased its written premium volume significantly from 2002 through 2006. This growth occurred in both the Excess and Surplus Lines and Commercial Specialty segments. The premium increases derived from both organic growth and acquisitions. In setting loss reserves, internal and external actuaries assumed that the new business may not perform as well as renewal business and that prior year loss development patterns may not be representative of future loss emergence. The actuarial assumption that new business may not perform as well as renewal business is primarily predicated on the basis that the new insurance company offers a lower price or better terms and conditions than the incumbent carrier. Further, the incumbent carrier has the benefit of historical experience and loss characteristics of the insured. Thus, the actuarial methods utilizing the assumption that new business would generate a higher loss ratio ~~that produced more conservative loss estimates~~ were assigned ~~the~~ more ~~greatest~~ weight. The Company’s loss reserve estimates gradually blend in the results from other methodologies over time. For general liability estimates, more credibility is assigned to the Company’s own loss experience approximately 60 to 72 months after the beginning of an accident year. Over the course of time, the Company has recognized that the new business growth from 2002 through 2006 exhibited similar underwriting and profitability characteristics as the Company’s renewal book. Further review and analysis of the data in the third quarter of 2008 suggested that favorable loss experience on the new business growth continued to emerge in the third quarter of 2008. Thus the Company reduced its ultimate loss estimates for general liability lines of business for the 2003, 2004, 2005 and 2006 accident years.

Another factor that was considered in setting loss reserves at September 30, 2008 was the impact of the Company’s reinsurance protection. The Company’s excess of loss reinsurance coverage has varied by product. For most general liability products, the net per occurrence retention increased from $250,000 to $500,000 on September 1, 2002 and then to $1,000,000 on October 1, 2006. When loss reserves were determined in prior quarters, the Company expected a greater number of large claims in the $250,000 excess of $250,000 layer of coverage. In 2006 and again in 2007, after a review of reported large loss activity, the Company began to recognize that the increased retention in the $250,000 excess of $250,000 layer did not have as material an impact on net retained losses as had originally been contemplated. Furthermore, the decision to increase net retentions had a favorable effect on net loss ratios. The Company began to recognize this additional information in its estimate of December 31, 2006 loss reserves. In the third quarter of 2008, as part of the Company’s internal actuarial review of reserves, the Company continued to observe lower than expected large loss activity in the $250,000 excess of $250,000 layer of coverage and further reduced its loss estimates for the 2003 through 2005 accident years.

For property business, the Company’s loss reserve estimates also blend in the results from other methodologies over time. In contrast to general liability estimates, full credibility is assigned to the Company’s own loss experience approximately 24 to 36 months after the beginning of an accident year, where loss reporting and claims closing patterns settle more quickly. The Company’s own loss experience receives partial weighting in the estimates 12 to 24 months after the beginning of the accident year. As such, the Company began to recognize favorable loss experience for the 2005 and 2006 accident years in 2007. Likewise, during 2008, the Company began to recognize favorable loss experience deriving from the 2006, and 2007 accident years and this favorable loss experience continued to emerge in the third quarter of 2008.

In determining appropriate reserve levels for the quarter, the Company maintained the same general processes and disciplines that were used to set reserves at prior reporting dates. No changes in ~~key assumptions~~methodologies were made to estimate the reserves since the last reporting date; however at each reporting date the Company reassesses the actuarial estimate of the reserve for loss and loss adjustment expenses ~~the maturation of claims since the last analysis provided a basis to assign greater credibility to emerged loss development patterns~~ and records its best estimate. Consistent with prior reserve valuations as claims data becomes more mature for prior accident years, actuarial estimates were refined to ~~assign~~weigh certain actuarial methods more heavily ~~alternate weights to the different loss forecasting methodologies~~in order to respond to any emerging trends in the paid and reported loss data~~in addition to consideration of other factors~~. These modifications to the analysis varied depending on whether the line of business was short-tailed or long-tailed and also varied by accident year. The Company takes into consideration several factors in establishing its best estimate of net reserves for losses and loss adjustment expenses. While prior accident years’ net reserves for losses and loss adjustment expenses for some lines of business have developed favorably during 2007 and 2008, this does not infer that more recent accident years’ reserves also will develop favorably; pricing, reinsurance costs, the legal environment, general economic conditions and many other factors impact management’s ultimate loss estimates. For accident years 2007 and 2008, pricing for our products was under intense competition and management’s expectation is that profitability for certain lines of business decreased accordingly as loss costs have not decreased proportionately.

For the Run-off Lines segment, in determining appropriate reserve levels, the Company maintained the same general processes and disciplines that were used to set reserves at prior reporting dates. No changes in key assumptions were made to estimate the reserves since the last reporting date; however the maturation of claims for twelve additional months since the date of last report provided the actuaries with a basis to assign greater credibility to emerged loss development patterns.

Staff Comment: Please refer to your response to prior comment one. You state in response to part (b) that for your current calendar year, you did not change the general process and disciplines that were uses to set reserves at prior reporting dates yet you state that the prior year loss development patterns appear to be more representative of future loss emergence than your previous more conservative loss estimates. Disclose the nature and the extent of the emerged paid loss development patterns and link that to a discussion of the nature and extent to which you refined your current year loss reserve estimates.

Response (part 3): The nature of the Company’s estimate of the reserve for loss and loss adjustment expense is the result of ultimate loss projections applied to many lines of business and many accident years. Ultimate loss projections involve several actuarial methods and judgments to determine ultimate losses. Paid loss emergence is one variable used in developing management’s best estimate of loss reserves however it is not the sole determinant of our final estimate. Management, in deriving its best estimate, considers a number of factors and therefore it is not possible to definitively correlate changes in paid loss emergence patterns to changes in loss reserves. In order to provide more detail on this topic to address the Staff’s concerns, the paragraph referenced in the Staff’s comment has been revised as part of Response (part 2) above. The Company will include revised disclosure in its 2008 10-K filing in a manner consistent with the revisions shown in Response (part 2).

Item 7A. Quantitative and Qualitative Disclosures about Market Risk page 79

2.	Staff Comment: Please refer to your response to prior comment three. Please disclose any significant concentration of indirect exposure (i.e. investments guaranteed by a guarantor) to a guarantor.

Response: The Company will include disclosure in its 2008 10-K filing the amount of indirect exposure to the monoline insurers. At September 30, 2008 the disclosure would be as follows:

The following table summarizes the market value of the fixed income securities that include credit enhancement by the monoline insurers at September 30, 2008:

Monoline Insurer	Total
AMBAC	$97
FGIC	105
FSA	129
MBIA	118
XL Capital	5

TOTAL	$454

3.	Staff Comment: As requested in the prior comment letter dated September 24, 2008, please provide in your letter, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company hereby confirms that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings;

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Mark Haushill at (210) 321-8450.

Sincerely,

/S/ Jay S. Bullock
Jay S. Bullock
Executive Vice President and Chief Financial Officer

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